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Exhibit 99.3

From: Bill Park [bpark@digitalimpact.com]
 Sent: Monday, March 28, 2005 5:33 AM
 To: DL—Digital Impact Staff
 Subject: Company Announcement

Importance: High

Dear DI colleague:

I am pleased to share with you important news about our company. Today, Digital Impact announced that we have agreed to be acquired by Acxiom Corporation. By joining forces with Acxiom, I believe we will be able to accelerate our plan to capitalize on the growing demand for integrated digital marketing solutions and provide expanding opportunities for our employees.

Together, the combined company will generate over one billion dollars in revenues, have offices in ten countries, and employ over 6,000 people. You will benefit by becoming part of a larger and more diversified organization—one that has been recognized five times by Fortune magazine as one of the "100 Best Companies to Work For". Acxiom is committed to supporting Digital Impact's growth strategy and expanding our special combination of products and services to a larger client base.

I recognize that the sale of the company will inevitably cause concern and generate plenty of questions. The executive team and I will be meeting with you today and over the next several days to explain in greater detail why we are excited about this combination and to answer what questions we can. Invitations to those meetings will be sent shortly. In addition, staff in all locations will receive materials this week providing more background on Acxiom Corporation and the likely transition.

We are committed to working closely with our new colleagues at Acxiom to ensure a smooth integration of our two companies. Acxiom has indicated that they intend to form an integration team that will include individuals from Digital Impact. We will keep you informed as this process develops. In the meantime, we encourage you to speak to a member of the executive team if you have any questions about today's announcement.

More details about the planned merger are provided in the news release (http://biz.yahoo.com/bw/050328/285311.html?.v=1), and Acxiom will be hosting a conference call and webcast today at 6 a.m. Pacific to discuss the announcement. The webcast can be accessed from the Acxiom website (www.Acxiom.com). Since most people in San Mateo will miss this webcast, we will try to make a replay available as soon as possible.

As always, I consider myself fortunate to be working with the talented and dedicated people throughout our organization. Like us, Acxiom has a very talented and hard-working team of people, and I am confident that a combination of our two companies will have a bright future.

Sincerely,

Bill

William C. Park
CEO
Digital Impact, Inc.
 bill@digitalimpact.com
http://www.digitalimpact.com/
Direct: 650-356-3401
Fax: 650-356-3642

This email may contain confidential and privileged material for the sole use of the intended recipient. Any review or distribution by others is strictly prohibited. If you are not the intended recipient please contact the sender and delete all copies.

Additional Information

The tender offer contemplated by the Merger Agreement by and among Digital Impact, Inc., Acxiom Corporation and Adam Merger Corporation entered into as of March 25, 2005 has not yet commenced, and this announcement is not an offer, a solicitation or a recommendation with respect to such tender offer. We urge investors and security holders to read the following documents, when they become available, regarding the Merger Agreement and the contemplated tender offer, because they will contain important information:

•
Acxiom's Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and

•
Digital Impact's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

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  Exhibit 99.3